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                             June 10, 2024

       Ivan Hsia
       Chief Financial Officer
       Asia Pacific Wire & Cable Corporation Limited
       15/Fl. B, No. 77, Sec. 2
       Dunhua South Road
       Taipei, 106, Taiwan
       Republic of China

                                                        Re: Asia Pacific Wire &
Cable Corporation Limited
                                                            Form 20-F for the
Year Ended December 31, 2023
                                                            Filed April 29,
2024
                                                            File No. 001-14542

       Dear Ivan Hsia:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2023

       Financial Statements
       Notes to the Consolidated Financial Statements
       27. Financial Risk Management Objectives
       27(d) Capital management, page F-84

   1.                                                   We refer to    net debt
   and    gearing ratio.    Please tell us whether these measures are
                                                        currently required to
be disclosed by your home country or other applicable securities regulators. If these
measures are not currently required to be disclosed by IFRS,
                                                        Commission Rules, or
regulatory requirements, it appears that they are non-
                                                        IFRS measures as
defined by Item 10(e)(2) in Regulation S-K. Therefore, please expand your disclosure in your
future filings to explain how it was calculated, and provide reconciliation to the
most directly comparable IFRS measure. Refer to General
                                                        Instruction C(e) of
Form 20-F. To the extent this is not required by IFRS, please revise to
 Ivan Hsia
Asia Pacific Wire & Cable Corporation Limited
June 10, 2024
Page 2
         remove this apparent non-IFRS measure from your financial statement footnotes. Refer to
         Item 10(e)(1)(ii)(C) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.



FirstName LastNameIvan Hsia                          Sincerely,
Comapany NameAsia Pacific Wire & Cable Corporation Limited
                                                     Division of Corporation
Finance
June 10, 2024 Page 2                                 Office of Manufacturing
FirstName LastName